Filed by Hennessy Funds Trust (811-07168)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Listed Funds Trust (811-23226)

LISTED FUNDS TRUST STF Tactical Growth & Income ETF STF Tactical Growth ETF

SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS DATED JUNE 24, 2025

DEAR FELLOW SHAREHOLDERS:

This is a supplement, dated October 30, 2025, to the proxy statement/prospectus, dated June 24, 2025 (the “Proxy Statement”), for the special meeting (the “Special Meeting”) of the shareholders of the STF Tactical Growth & Income ETF and the STF Tactical Growth ETF (each, a “Fund” and collectively, the “Funds”), each a series of Listed Funds Trust, a Delaware statutory trust (“LiFT”).
Adjourned Special Meeting and New Record Date Information
The Special Meeting was originally convened on August 20, 2025, and subsequently adjourned on multiple occasions, most recently until December 4, 2025, at 10:00 a.m. local time, at the offices of LiFT at 615 East Michigan Street, Milwaukee, Wisconsin 53202.
At the December 4, 2025 reconvened Special Meeting, shareholders of the Funds will consider and vote on the proposals to approve an Agreement and Plan of Reorganization pursuant to which (i) shareholders of the STF Tactical Growth & Income ETF, a series of LiFT, would become shareholders of the Hennessy Tactical Growth and Income ETF, a series of Hennessy Funds Trust, and (ii) the shareholders of the STF Tactical Growth ETF, a series of LiFT, would become shareholders of the Hennessy Tactical Growth ETF, a series of Hennessy Funds Trust (the “Reorganization”). Additional details about the Reorganization are set forth in the Proxy Statement.
Under authority granted by the LiFT Board of Trustees to set record dates, the officers of LiFT have established a new record date of October 21, 2025, for the Funds (the “Record Date”). (The original record date was June 5, 2025.)
Shareholders of each Fund as of the Record Date will be entitled to be present and vote at the reconvened Special Meeting on December 4, 2025. Each outstanding share is entitled to one vote as applicable. As of the Record Date, there were:
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2,825,000 shares of STF Tactical Growth & Income ETF outstanding and entitled to vote (including omnibus accounts representing multiple underlying beneficial owners such as those in the names of brokers), representing total net assets of approximately $74,241,795; and

•
1,000,000 shares of STF Tactical Growth ETF outstanding and entitled to vote (including omnibus accounts representing multiple underlying beneficial owners such as those in the names of brokers), representing total net assets of approximately $40,027,596.

Principal Holders of the Target Funds
Any person owning, directly or indirectly, more than 25% of the outstanding shares of a Fund is presumed to control such Fund. Principal holders are persons who own 5% or more of the outstanding shares of a Fund. DTC or its nominee is the record owner of all outstanding shares and is recognized as the owner of all shares for all purposes. Investors owning shares are beneficial owners as shown on the records of DTC or its participants. As of the Record Date, the Funds do not have information regarding the record or beneficial ownership of shares of the Funds held in the names of DTC participants, as DTC has not provided the Funds with access to such information. As of the Record Date, the following shareholders were considered to be principal shareholders of each Fund:
STF Tactical Growth & Income ETF
Name and Address	% Ownership	Type of Ownership
J.P. Morgan Chase Bank, N.A. 383 Madison Avenue New York, New York 10179	38.08%	Record
Charles Schwab & Co., Inc. 211 Main Street San Francisco, California 94105-1905	23.37%	Record
Axos Clearing LLC 15950 West Dodge Road, Suite 300 Omaha, Nebraska 68118	12.11%	Record
National Financial Services LLC 200 Liberty Street New York, New York 10281	8.33%	Record
UBS Financial Services Inc. 1200 Harbor Boulevard Weehawken, New Jersey 07086	5.28%	Record

STF Tactical Growth ETF
Name and Address	% Ownership	Type of Ownership
Folio Investments, Inc. d/b/a Goldman Sachs Custody Solutions 8180 Greensboro Drive, 8th Floor McLean, Virginia 22102	26.28%	Record
Charles Schwab & Co., Inc. 211 Main Street San Francisco, California 94105-1905	24.99%	Record
LPL Financial LLC 1055 LPL Way Fort Mill, South Carolina 29715	9.33%	Record

Name and Address	% Ownership	Type of Ownership
Axos Clearing LLC 15950 West Dodge Road, Suite 300 Omaha, Nebraska 68118	8.98%	Record
Goldman Sachs & Co. LLC 200 West Street New York, New York 10282-2198	8.67%	Record
National Financial Services LLC 200 Liberty Street New York, New York 10281	8.45%	Record
Pershing LLC One Pershing Plaza Jersey City, New Jersey 07399	6.01%	Record
As of the Record Date, the officers and trustees of the Target Funds, as a group, did not own any shares of STF Tactical Growth & Income ETF and did not own any shares of STF Tactical Growth ETF.
INSTRUCTIONS FOR NEW SHAREHOLDERS:
If you have become a shareholder of the Funds since June 5, 2025 – Copies of the Notice and Proxy Statement are enclosed with this letter, together with a proxy ballot or ballots relating to the proposals.  Please take a moment to vote your shares today by following the applicable instructions that appear on the enclosed proxy card regarding voting by internet, telephone or mail or by calling the Funds’ proxy solicitor toll-free at 1-844-202-6827.
INSTRUCTIONS FOR SHAREHOLDERS AS OF JUNE 5, 2025:
If you were a shareholder of the Funds on June 5, 2025 — A proxy ballot or ballots relating to the proposals are enclosed.  Please consult the Notice and Proxy Statement for more information regarding the proposals.  The proxy statement is available at www.proxyvote.com.  If you would like another copy of the Notice and the Proxy Statement, please call 1-844-202-6827, and one will be provided free of charge.
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IF YOU HAVE PREVIOUSLY VOTED YOUR SHARES, HAVE NOT CHANGED BROKERAGE ACCOUNTS AND DO NOT WISH TO CHANGE YOUR VOTE, no action is necessary.  Unless we receive instructions from you to the contrary, we will vote your shares according to your instructions on your previously submitted proxy ballot(s) or pursuant to your instructions previously submitted by telephone or through the internet. Your previous proxy will remain effective as to the number of shares you held on October 21, 2025.

•
IF YOU HAVE PREVIOUSLY VOTED YOUR SHARES AND WISH TO CHANGE YOUR VOTE, you may do so by following the applicable instructions that appear on the enclosed proxy card regarding voting by internet, telephone or mail or by calling the Funds’ proxy solicitor toll-free at 1-844-202-6827.

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IF YOU DID NOT PREVIOUSLY VOTE YOUR SHARES, please take a moment to vote your shares today by following the applicable instructions that appear on the enclosed proxy card regarding voting by internet, telephone or mail or by calling the Funds’ proxy solicitor toll-free at 1-844-202-6827.  VOTING NOW WILL SAVE ADDITIONAL PROXY COSTS AND ELIMINATE PHONE CALLS TO YOU.

The information in this letter amends the Proxy Statement and supplements any other information about the Special Meeting previously delivered to you (this letter and the Proxy Statement together are hereinafter referred to in this letter as the “Proxy Statement”).  A Notice of Adjourned Session of Special Meeting of Shareholders is included below.
Please read the Proxy Statement carefully for information concerning the proposals to be brought before the adjourned session of the Special Meeting.  Regardless of whether you plan to attend the adjourned session of the Special Meeting, we urge you to vote by following the applicable instructions that appear on the enclosed proxy card regarding voting by internet, telephone or mail or by calling the Funds’ proxy solicitor toll-free at 1-844-202-6827.  If you attend the adjourned session of the Special Meeting, you may vote in person even if you have previously returned your proxy ballot(s) or have voted via the Internet or by telephone.  Proxies may be revoked at any time before they are exercised by submitting a revised proxy, by giving written notice of revocation to the Secretary of LiFT or by voting in person at the adjourned session of the Special Meeting.
Information regarding outstanding shares of the Funds, shareholdings of officers and trustees and principal shareholders of the Funds as of the new record date will be provided by supplement.
To the extent the information in the Notice and the Proxy Statement has not been amended by this letter or the accompanying Notice of Adjourned Session of Special Meeting of Shareholders, such information remains applicable to this solicitation of proxies and the Special Meeting.
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NOTICE OF ADJOURNED SESSION OF SPECIAL MEETING OF SHAREHOLDERS
STF Tactical Growth & Income ETF
STF Tactical Growth ETF
LISTED FUNDS TRUST
615 East Michigan Street
Milwaukee, Wisconsin 53202
866-590-9112
www.stfm.com
Scheduled for December 4, 2025
NOTICE IS HEREBY GIVEN of an adjourned session of the special meeting (the “Special Meeting”) of the shareholders of the STF Tactical Growth & Income ETF and the STF Tactical Growth ETF (collectively, the “Funds”), each a series of Listed Funds Trust, a Delaware statutory trust (“LiFT”).  The Special Meeting will be held in the offices of LiFT at 615 East Michigan Street, Milwaukee, Wisconsin 53202, on Thursday, December 4, 2025, at 10:00 a.m. local time.  At the reconvened Special Meeting, shareholders of the Funds will consider and vote on the following proposals, as originally set forth in the proxy statement/prospectus, dated June 24, 2025 (the “Proxy Statement”):
1.	A proposal to approve an Agreement and Plan of Reorganization (the “Plan”) pursuant to which:
a.
all of the assets of STF Tactical Growth & Income ETF will be transferred into the Hennessy Tactical Growth and Income ETF (the “Hennessy Growth and Income ETF”), a newly created series of Hennessy Funds Trust, a Delaware statutory trust registered under the 1940 Act, in exchange for shares of the Hennessy Growth and Income ETF, which will be distributed pro rata by STF Tactical Growth & Income ETF to its shareholders, and the Hennessy Growth and Income ETF will continue the business, and assume the liabilities, of STF Growth & Income ETF; and

b.
all of the assets of STF Tactical Growth ETF will be transferred into the Hennessy Tactical Growth ETF (the “Hennessy Growth ETF”, and together with the Hennessy Growth and Income ETF, the “Acquiring Funds”), a newly created series of Hennessy Funds Trust, in exchange for shares of the Hennessy Growth ETF, which will be distributed pro rata by STF Tactical Growth ETF to its shareholders, and the Hennessy Growth ETF will continue the business, and assume the liabilities, of STF Growth ETF.

2.
If necessary, a proposal to adjourn one or both of the special meetings to permit further solicitation of proxies in the event a quorum does not exist or a quorum exists but there are not sufficient votes at the time of the special meetings to approve the Plan on behalf of one or both of the STF Tactical Growth & Income ETF and the STF Tactical Growth ETF; and

3.	Such other business that may properly come before the applicable special meetings or any adjournments, postponements, or continuations thereof.
This proxy is being solicited on behalf of LiFT.  The Board of Trustees of LiFT recommends a vote “FOR” Proposal 1.  The officers of LiFT, through delegated authority by the LiFT Board of Trustees, has established a record date of October 21, 2025, for the Funds.

YOUR VOTE IS EXTREMELY IMPORTANT, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS. IN ORDER TO AVOID THE ADDITIONAL EXPENSE OF FURTHER SOLICITATION, PLEASE RETURN YOUR PROXY
CARD PROMPTLY OR VOTE BY USING THE TOLL-FREE
TELEPHONE OR INTERNET ADDRESS FOUND ON YOUR PROXY CARD.

Whether or not you plan to attend the special meetings, we urge you to authorize proxies to cast your votes. You can do this in one of the following three ways:
(1) by completing, signing, and dating the enclosed proxy card and returning it in the enclosed postage prepaid envelope;
(2) by calling the toll-free telephone number listed on the enclosed proxy card and following the instructions to vote your shares; or
(3) by voting via the Internet at the website shown on the enclosed proxy card. Your prompt voting by proxy will help ensure a quorum at the special meetings.
Voting by proxy will not prevent you from voting your shares in person at the special meetings, if desired. You may revoke your proxy before it is exercised at the special meetings, either by writing to the Secretary of LiFT at the address noted in the Proxy Statement or in person at the time of the special meetings. A prior proxy can also be revoked by proxy voting again through the website or toll-free telephone number listed above, as your latest dated proxy will be used to vote your shares.

Sincerely,
/s/ Kacie G. Briody
Kacie G. Briody
President and Principal Executive Officer
Listed Funds Trust

October 30, 2025
Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Shareholders to Be Held on December 4, 2025: The Notice of Special Meeting of Shareholders, Notice of Adjourned Session of Special Meeting of Shareholders, Proxy Statement, Supplements to Proxy Statement, most recent Annual Report of the Funds, and Form of Proxy are available at www.proxyvote.com.